FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant's Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F.... Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No... Ö ..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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TELMEX informs that it was notified about several resolutions of which one of them, changes the legal scheme of long distance traffic that TELMEX provides to other operators, in those rural areas where these operators do not invest and intends to convert it into interconnection service, without covering all the costs of offering this service; and another that modifies interconnection rates in the rest of the areas, both against the fundamental rights of the Company, who will carry out all the relevant legal defense actions

Mexico City June 9, 2011. Teléfonos de México, S.A.B. de C.V. (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) informs that today it was notified of several resolutions through which the Comisión Federal de Telecomunicaciones (COFETEL) (Federal Telecommunications Commission):

1) Reduces the interconnection rate of 0.975 US cents per minute (11.55 Mexican cents per minute) to 3.951 Mexican cents per minute, a decrease of 65.8%, and

2) Changes the legal nature of long distance service that the company provides to other competitors in rural areas where there is no investment from them and, in place of the 75 Mexican cents rate of this service, establishes an interconnection rate that is not based on the real costs of the company, of 4.53 Mexican cents per minute, which implies a decrease of 94%.

Such decisions are clearly unexplainable and deprive TELMEX of its corresponding rights and assets; ignore the real cost of providing the service and there is no economic-financial or technical model or grounds that can explain them, which are arbitrary and lack rational basis, in addition to altering the methodology that has been applied since 1997.

We highlight that domestic long distance calls service to rural areas where there is no investment from other fixed telephony competitors, is in fact, a long distance service from a local service area to another throughout the national territory, that TELMEX provides to users through its competitors, which is wrongfully considered interconnection service in the resolutions, which will not translate in a price reduction to consumers in these communities.

TELMEX considers that COFETEL violates, among other legal dispositions:

• Transitory Article Ten of the Ley Federal de Telecomunicaciones (Federal Telecommunications Law) and the “ Resolución sobre el Plan de Interconexión con Redes Públicas de Larga Distancia” (Resolution of Interconnection with Long Distance Public Networks Plan) issued by the Minister of Communications and Transportation, which was published in the Official Gazette on July 1 st , 1994, that establishes that TELMEX is obligated to provide interconnection services exclusively in 198 local service areas, in order to recover the high cost related to the obligation of being the last recourse public service operator in the other local service areas, which are mainly rural areas with scattered population.

• Condition 5-2 of TELMEX’s Concession that forces COFETEL to make sure that concessionaries pay TELMEX the complete cost allocation of all that is necessary to maintain and establish interconnection.

• The definite suspension issued by COFETEL since August 3, 2010 and granted by the Federal Courts, establishing that the Plan Fundamental de Interconexión e Interoperabilidad (Fundamental Interconnection and Interoperability Plan), should not be applied to TELMEX.

• The terms of the auction, the purchase and sale agreement of TELMEX’s privatization, the prospectus of the offer of the TELMEX shares owned by the Federal Government in the stock markets and Transitory Article 5 of the Ley Federal de Telecomunicaciones (Federal Telecommunications Law) that grants TELMEX the right in order for the terms of its Concession to be respected.

These resolutions deprive TELMEX from its rights and assets that the Mexican Constitution grants it and breaches the Ley Federal de Telecomunicaciones (Federal Telecommunications Law) and Ley Federal de Procedimientos Administrativos (Administrative Proceedings Law).

TELMEX, in exercise of its fiduciary duty with all the persons linked to the company, will carry out all the relevant legal defense actions.

Regarding fixed-mobile interconnection rates that have been reduced, TELMEX, in terms of the approved court precedents by the Supreme Court of Justice, will apply the interconnection rates as established by COFETEL, until the legal proceedings of mobile service companies are not definitely resolved.

TELMEX is a corporation made up of Teléfonos de México, S.A.B. de C.V. and subsidiaries that provides telecommunications services in Mexico. The company’s service coverage comprises the operation of the nation’s most complete local and long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, co-location, web hosting and interconnection services to other telecommunications operators. More information about TELMEX can be accessed on the Internet at www.telmex.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 09, 2011.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: _________________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. Press Release: TELMEX informs that today it was notified of several resolutions of the COFETEL.